FILE No. 82-2418
Rule 12g3-2 (b)

WPN RESOURCES LTD.
TSX Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-669-3099

Date: May 5, 2003 **NEWS RELEASE**

WPN RESOURCES LTD. APPROVED AS AN OPERATOR UNDER ITALIAN LAW

WPN Resources Ltd. is pleased to advise that the Company has been approved as an Operator under Italian law by the Ministry of Productive Activities, and that a Representative Office in Rome has been established.

Approval as an Operator is a requirement for license issuance and for the Company to undertake exploration activities on its concessions. In addition, the approval confirms that the Company has the necessary technical and operating expertise to manage a drilling program according to the Laws of Italy.

The Company continues to develop its hydrocarbon assets in Italy, and plans to achieve the following objectives in the foreseeable future:

- Exploration licenses to be issued in the name of WPN Resources
- Negotiate and conclude farm-in agreements for the high impact, low risk San Marco gas concession in the Po Valley containing two prospects and two further leads;
- Negotiate gas sale agreements with Italian utilities;
- Obtain financing to cover the costs of two onshore wells; further onshore evaluation; and an infill seismic program in respect of the offshore Pantelleria concessions;
- Expand the Company's portfolio of Italian assets and reserve base;
- Expand the Company's profile amongst European investors and industry participants

To achieve these objectives the Company's management intends to spend a significant portion of time during the next 3 months in Europe, specifically Italy, Germany and Switzerland.

WPN RESOURCES LTD.

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
WPN OFFICE:
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Telephone: 604 669 2099
Fax: 604 669 3099
Email: westpinn@lightspeed.ca

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